Exhibit 99.2
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF CHINA GRENTECH CORPORATION LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 9, 2007
     The undersigned shareholder of CHINA GRENTECH CORPORATION LIMITED, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated July 9, 2007, and hereby appoints Yingjie Gao and Rong Yu or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on August 9, 2007 at 10:00 a.m., Beijing time, at the Company’s offices located at 16th Floor, Block B, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen, People’s Republic of China 518026, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:
PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:

1. Yingjie Gao	5. Cuiming Shi
2. Kunjie Zhuang	6. Xiaohu You
3. Rong Yu	7. Kin Kwong Mak
4. Liping Mao

☐ FOR ALL NOMINEES	☐ AGAINST ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).	☐ WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).

PROPOSAL NO. 2: Appoint KPMG as independent auditors of China GrenTech Corporation Limited for the fiscal year ending December 31, 2007.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: , 2007

SHAREHOLDER NAME:

Signature

Signature
This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.
Please date, sign and mail this
proxy card back as soon as possible!

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